[redacted]

10026930

SEC Mail Processing Section

FEB 12 2010

Washington, DC 110

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HWJ Capital Partners II, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

One Park Place, Suite 620
(No. and Street)

Boca Raton	Florida	33487-8238
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Lewitt (561) 226-6199
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number**

OATH OR AFFIRMATION

I Joseph W. Harch, swear (or affirm) that, to my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **HWJ Capital Partners, LLC**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Vicky West Zimmerman
My Commission DD937364
Expires 11/01/2013

Vicky West Zimmerman
Palm Beach County, FL
February 12th, 2010

Joseph W. Harch
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ___ (m) A copy of the SIPC Supplemental Report.
- ___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

DaszkalBolton LLP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF REGISTERED INDEPENDENT ACCOUNTANT

Board of Directors
HWJ Capital Partners II, LLC
Boca Raton, Florida

We have audited the accompanying balance sheet of HWJ Capital Partners II, LLC (the "Company"), as of December 31, 2009, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HWJ Capital Partners II, LLC as of December 31, 2009, and the results of its operations, changes in members' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
February 4, 2010

2401 NW Boca Raton Boulevard ◆ Boca Raton, Florida 33431-6632 ◆ t: 561.367.1040 ◆ f: 561.750.3236
4455 Military Trail, Suite 201 ◆ Jupiter, Florida 33458-4843 ◆ t: 561.622.8920 ◆ f: 561.624.1151
490 Sawgrass Corporate Parkway, Suite 200 ◆ Sunrise, Florida 33325-6254 ◆ t: 954.974.3544 ◆ f: 954.974.3680

ASSETS

Assets:		
Accounts receivable from related party		3,639
Investments in marketable securities - long positions	$	5,693,865
Total assets	$	5,697,504

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Cash overdraft	$	3,408,538
Accrued fee sharing expenses		3,639
Total liabilities		3,412,177
Members' equity		2,285,327
Total liabilities and members' equity	$	5,697,504

See accompanying notes to financial statements.

HWJ CAPITAL PARTNERS II, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues (losses):		
Proprietary trade gains	$	626,892
Unrealized losses on marketable securities		(26,747)
Interest and dividend income		66,899
Total revenues, net		667,044
Expenses:		
Interest expense		2,496
Margin interest		1,297
Professional fees		17,065
Regulatory fees		2,793
Total expenses		23,651
Net income	$	643,393

See accompanying notes to financial statements.

HWJ Capital Partners II, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2009

	Members' Equity
Balance, December 31, 2008	$ 617,881
Net income	643,393
Members' contributions	1,024,053
Balance, December 31, 2009	$ 2,285,327

See accompanying notes to financial statements.

Cash flows from operating activities:		
Net income	$	643,393
Adjustments to reconcile change in net loss to net cash used in operating activities:		
Unrealized losses on marketable securities		26,747
Non-cash dividends		(48,663)
Changes in:		
Cash overdraft		3,389,722
Net investments in marketable securities		(4,971,543)
Net cash used in operating activities		(960,344)
Cash flows from financing activities:		
Repayments on related party loans		(63,709)
Member contributions		1,024,053
Net cash provided by financing activities		960,344
Net change in cash		-
Cash, beginning of year		-
Cash, end of year	$	-
Supplemental disclosure of cash activity:		
Cash paid for margin interest	$	1,297
Cash paid for interest expense	$	2,496

See accompanying notes to financial statements.

NOTE 1 – NATURE OF BUSINESS

HWJ Capital Partners II, LLC (the "Company") (a Delaware Limited Liability Company) is a broker-dealer located in Boca Raton, Florida, with offices in California and New York. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Securities Transactions
The Company is engaged solely in the proprietary trading of equities and bonds through a registered prime brokerage firm. Proprietary securities transactions are recorded on the trade date as if they had settled.

The Company does not render investment advice, nor does it hold itself out as a broker-dealer to the public through advertising or otherwise. The Company does not have customers, does not carry a dealer inventory of securities, and does not hold the securities of others or extend or arrange for the extension of credit in connection with the sale of securities.

Investment Valuation
Investments in long and short positions in marketable securities are recorded at their market value, in accordance with SFAS 157, "Fair Value Measurements."

Income Taxes
The Company is not a taxpaying entity for federal income tax purposes therefore, no federal income tax expense has been recorded in the financial statements. Taxable results are passed through to members of the Company.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer and as a member of FINRA, must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement of the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company had net capital as computed under Rule 15c3-1 of $603,431 which was $375,953 in excess of the amount required to be maintained at December 31, 2009.

NOTE 4 – RELATED PARTIES

Two of the members of the Company own 100% of Harch Capital Management, LLC ("HCM") (a Delaware Limited Liability Company). HCM is a registered investment advisor under the Investment Advisors Act of 1940. HCM provides the use of employees, office space, secretarial and services at no charge to the Company. Operating results of the Company might be significantly different if the companies were autonomous.

NOTE 5 – COMMITMENTS

The Company maintains several agreements with Credit Suisse Securities, Inc., including a Prime Brokerage Margin Account Agreement, a Letter Agreement, an Options Agreement and a Margin Lending, Securities Lending, Custody Account and Sweep Account Agreement. The agreements may be terminated in writing at any time.

NOTE 6 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's marketable securities are in an account at a brokerage firm. The securities are insured by Securities Investor Protection Corporation ("SIPC") to a maximum of $500,000.

SUPPLEMENTARY INFORMATION

Net capital:		
Total members' equity	$	2,285,327
Haircuts on securities		(858,088)
Undue concentration		(823,808)
Total net capital	$	603,431
Minimum net capital required - 6 2/3% of aggregate indebtness included in the balance sheet or $100,000 whichever is greater	$	227,478
Excess net capital	$	375,953
Aggregate indebtness	$	3,412,177
Ratio: aggregate indebtness to net capital		565%

There is no material difference between the computation of net capital per the FOCUS report at December 31, 2009 as compared to the computation of net capital as shown above.

HWJ Capital Partners II, LLC is not required to present the scheduled "Computation for Determination of Reserve Requirements Under Rule 15c-3" and "Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Rule.

DaszkalBolton LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
HWJ Capital Partners II, LLC
Boca Raton, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (TAR - Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by HWJ Capital Partners II, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries contained in the Company's cash disbursements journal, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such and opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

February 4, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066560 FINRA DEC
HWJ CAPITAL PARTNERS II LLC 13*13
ONE PARK PLACE STE 400
621 NW 53RD ST
BOCA RATON FL 33487-8235

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,204.02

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (943.72)

7-17-09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,230.30

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,230.30

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,230.30

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of_______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2010
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 881,606
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0
(2) Net loss from principal transactions in securities in trading accounts.		0
(3) Net loss from principal transactions in commodities in trading accounts.		0
(4) Interest and dividend expense deducted in determining item 2a.		0
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0
(7) Net loss from securities in investment accounts.		0
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		0
(2) Revenues from commodity transactions.		0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		0
(4) Reimbursements for postage in connection with proxy solicitation.		0
(5) Net gain from securities in investment accounts.		0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		0
Total deductions		0
2d. SIPC Net Operating Revenues		$ 881,606
2e. General Assessment @ .0025		$ 2,204.02

(to page 1 but not less than $150 minimum)

2

INTERNAL CONTROL

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
HWJ Capital Partners II, LLC
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of HWJ Capital Partners II, LLC, (the "Company"), for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2401 NW Boca Raton Boulevard ◆ Boca Raton, Florida 33431-6632 ◆ t: 561.367.1040 ◆ f: 561.750.3236
4455 Military Trail, Suite 201 ◆ Jupiter, Florida 33458-4843 ◆ t: 561.622.8920 ◆ f: 561.624.1151
490 Sawgrass Corporate Parkway, Suite 200 ◆ Sunrise, Florida 33325-6254 ◆ t: 954.974.3544 ◆ f: 954.974.3680

PCAOB Registered www.daszkalbolton.com *Affiliated Offices Worldwide*

Board of Directors
HWJ Capital Partners II, LLC

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A deficiency in design exists when a control necessary to meet the control objective is missing, or when an existing control is not properly designed so that even if the control operates as designed, the control objective is not always met. A deficiency in operation exists when a properly designed control does not operate as designed or when the person performing the control does not possess the necessary authority or qualifications to perform the control effectively.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Daszkal Bolton LLP

Boca Raton, Florida
February 4, 2010